MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

June 3, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
cc:	Tabatha McCullom
cc:	Mary Mast
cc:	Christina Thomas
cc:	Erin Jaskot

Re:	Mylan N.V.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 13, 2016
File No. 333-210696

Dear Ms. Hayes:

We refer to the letter dated May 25, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (including, where applicable, its subsidiaries, “Mylan”, the “Company”, “our” or “we”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Amendment No. 1 to Mylan’s Registration Statement on Form S-4, Commission File No. 333-210696, filed on May 13, 2016 (as amended, the “Registration Statement”), in connection with Mylan’s proposed acquisition of Meda AB (publ), a public limited liability company organized under the laws of Sweden (“Meda”) (the “Transaction”, the “Offer” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the Registration Statement Amendment.

1.	We note your response to our prior comment 10. However, certain background information is still unclear. Please revise your disclosure to discuss the strategic reasons for entering into this transaction, how Mylan identified Meda as a transaction partner, and why Mylan and Meda chose to enter into the transaction at this time.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 47 has been supplemented to state (i) the strategic reasons for entering into the Transaction, (ii) how Mylan identified Meda as a transaction partner and (iii) why Mylan and Meda chose to enter into the transaction at this time.

2.	We note your response to our prior comment 12. Please revise your discussion of the potential sale by Meda of its German contraceptive products and the auction process relating to the potential sale of the Meda U.S. business to disclose Meda’s reasons for engaging in the potential sales. Please also disclose how the transaction evolved to a sale of Meda’s entire business, including why Meda wanted to sell, and Mylan wanted to acquire, the entire business.

Response: The Staff’s comment is noted. We respectfully submit that the auction processes relating to Meda’s U.S. business and Meda’s German contraceptive products were conducted independently from the discussions relating to the sale of the entire Meda business, and accordingly such auction processes did not “evolve” into the sale of Meda’s entire business. In response to the Staff’s comment, the disclosure on page 47 has been supplemented to state Meda’s reasons for initiating such auction processes. In addition, the disclosure on pages 47, 48 and 52 has been supplemented to state Mylan’s reasons for continuing discussions to acquire Meda in November 2015 and Mylan’s and Meda’s respective reasons for entering into a transaction for the entire Meda business.

3.	We note your response to our prior comment 15. However, we do not believe that you have provided enough detail concerning the substance of the various meetings held in January 2016 and February 2016. Please revise this section to discuss in more detail what specifically was discussed about the amount and structure of the offer consideration and the terms of the transaction, including consideration of, and discussions relating to, the premium over Meda market value. Please also disclose discussions relating to, and the final determination of, the formula used to determine total consideration and the share cap.

Response: The Staff’s comment is noted. We respectfully submit that the meetings held in January and February 2016 were focused on discussions of price and consideration structure, not other transaction terms. This was due in part to the Swedish takeover regime, under which no purchase agreement is entered into among the parties to an acquisition and many of the key terms, including the conditions to completing the offer, are prescribed by rule or market practice. Furthermore, Meda did not negotiate for a given premium over a historical trading price of its shares, but rather focused on price and consideration structure. In response to the Staff’s comment, the disclosure on page 51 has been supplemented to describe in greater detail the discussions between Mr. Coury and Mr. Svalstedt regarding the amount and structure of the Offer consideration, including the discussions relating to, and the final determination of, the formula used to determine the total Offer consideration and the share cap.

4.	Please disclose what in particular was discussed about Meda’s strategic direction at the meetings on January 18 and January 21, 2016.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the disclosure on page 50 has been supplemented to describe the discussions regarding Meda’s strategic direction at the meetings held on January 18 and January 21, 2016.

5.	We note your response to our prior comment 16, however we do not see disclosure in the Background section regarding the Mylan board’s consideration of the substantial indebtedness required to acquire the Meda shares or the total indebtedness of the combined company. Please revise your disclosure accordingly.

Response: The Staff’s comment is noted. In response to the Staff’s comment, we have supplemented the disclosure on page 49 to clarify that, in determining the proposed 80 percent cash / 20 percent Mylan share consideration mix, Mylan considered the optimal level of debt of the combined company in connection with its analysis of the optimal financial structure for the combined company.

6.	We note your response to our prior comment 20. Please note that we are not asking for the board to amend its original recommendation, but to revise its disclosure in the Form S-4 to disclose any negative factors considered by the Meda Board, including whether the board considered that Meda shareholders will bear the risk of declines in Mylan stock price. Please refer to Item 4(a)(2) of Form S-4.

Response: The Staff’s comment in noted. As discussed with members of the Staff , no changes have been made to the Registration Statement Amendment in response to this comment, as Mylan believes the Registration Statement describes all material factors considered by the Meda Board of Directors (the “Meda Board”).

7.	We note your response to our prior comment 24. However, we note that the financial analyses prepared by SEB Corporate Finance relied upon various internal financial forecasts provided by Meda management. As an example, the discounted cash flow analysis relied on the Meda consensus case, the Meda bidder case, the Meda low case, the Meda management case and the Meda acquisition case, each of which include internal assumptions and financial forecasts. Please disclose in the prospectus the assumptions, financial forecasts and other information and data that Meda provided SEB Corporate Finance for use in connection with preparation of the fairness opinion. If you continue to believe that disclosure is not required because it was provided in the Meda Board Press Release, please provide us with your analysis. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: The Staff’s comment is noted. In response to the Staff’s comment, a new section, “Certain Meda Financial Forecasts,” has been added on pages 66-68 which contains the financial forecasts previously disclosed in the press release issued by the Meda Board on February 10, 2016 to have been provided to SEB Corporate Finance, Skandinaviska Enskilda Banken AB (“SEB Corporate Finance”) by Meda in connection with the preparation of the opinion of SEB Corporate Finance issued to the Meda Board on February 10, 2016.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Thomas E. Dunn, Cravath